HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
December 22, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler

Re:	HCA Inc. Registration Statement on Form S-1 Filed on May 7, 2010 File No. 333-166610
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (“Commission”) by HCA Inc. (the “Registrant”) on May 7, 2010 (the “HCA Inc. Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), the Registrant hereby applies for the withdrawal of the HCA Inc. Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.
     The Registrant submits this application following completion of a corporate reorganization on November 22, 2010, pursuant to which a new holding company, HCA Holdings, Inc., became the direct parent company of, and successor issuer to, the Registrant. Concurrently with the Registrant’s withdrawal of the HCA Inc. Registration Statement, HCA Holdings, Inc. is filing a registration statement on Form S-1, which registration statement relates to a comparable offering to the offering contemplated by the HCA Inc. Registration Statement. The Registrant is requesting withdrawal of the HCA Inc. Registration Statement, and HCA Holdings, Inc. is filing its registration statement pursuant to the representations made by the Registrant in connection with no action relief granted by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission by letter dated November 22, 2010 in connection with the corporate reorganization.
     The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the HCA Inc. Registration Statement be applied to the HCA Holdings, Inc. S-1 registration statement.
     Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the HCA Inc. Registration Statement to the undersigned at HCA Inc., One Park Plaza, Nashville, Tennessee 37203 and to the Registrant’s counsel, Joseph H. Kaufman at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.
     If you have questions or require additional information, please do not hesitate to contact Joseph H. Kaufman at (212) 455-2948.

Sincerely, HCA Inc.
By:	/s/ John M. Franck II
Name:	John M. Franck II
Title:	Vice President and Corporate Secretary